

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

<u>Via E-mail</u>
W.H. Oyster
Chairman of the Board and Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

> **Re: DGSE Companies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 1-11048**

Dear Mr. Oyster:

In response to your correspondence dated February 15, 2012, we requested that you amend your filings. As of the date of this letter, amendments have not been filed. We expect you to file amendments by July 6, 2012.

If you do not amend your filings**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or me at (202) 551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief